Deja Foods, Inc.
16501 Ventura Blvd
Suite 608
Encino, CA 91436

818-788-5337 Phone
818 788 5036 Fax

February 13, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Deja Foods, Inc. File Number 333-124016 Registration Statement on Form SB-2
Attn:	Brian Bhandari Division of Corporate Finance

Dear Mr. Bhandari:

        The list of all Deja Plus High Yield Income Fund, LLC members and their interests are attached.

Very truly yours,

/s/  RICK H. SAPERSTEIN

Rick H. Saperstein
CFO

Name	Balance on 9/30/2005	Ownership Percentage on 9/30/2005
Barry Cooper Trust Deeds	$50,000.00	1.60%
Barry Cooper Trust Deeds	25,000.00	0.80%
Bennet, Linda	120,886.04	3.88%
Bennett, Betty T	50,000.00	1.60%
Bennett, Matthew	150,000.00	4.81%
Bennett, Matthew	150,000.00	4.81%
Bennett, Matthew	50,000.00	1.60%
Chiprin, Jeffrey & Dilette	25,000.00	0.80%
Cohen, Gilbert P	10,000.00	0.32%
Compensation Investment c/o Kenneth Mathis	12,500.00	0.40%
Cooper, Craig	75,000.00	2.41%
Cooper, Craig ACF Riva Cooper	10,000.00	0.32%
Cooper, Craig ACF Samuel Cooper	10,000.00	0.32%
Cooper, Craig ACF Talya Cooper	10,000.00	0.32%
Deja Foods, Inc	329,734.56	10.58%
Doumani, Fred & Allison	100,000.00	3.21%
Elm Street Investment Corp c/o R. Rizika	100,000.00	3.21%
Elm Street Investment Corp c/o R. Rizika	100,000.00	3.21%
GH Capital c/o Perlman, Gregory	50,000.00	1.60%
Gillin, Hali	50,000.00	1.60%
Gitnick, Neil D., FBO Charles Gitnick	100,000.00	3.21%
Gitnick, Neil D., FBO Thomas Gitnick	100,000.00	3.21%
Gonzalez, Michelle	40,000.00	1.28%
Kalb Laura	60,000.00	1.92%
Kay, Steven	100,000.00	3.21%
Kosmont & Associates dba Kosmont Partners	150,000.00	4.81%
Kosmont & Associates dba Kosmont Partners	200,000.00	6.41%
Kosmont Operations & Opp. Locators, Inc	75,000.00	2.41%
Kosmont Operations & Opp. Locators, Inc	100,000.00	3.21%
Kosmont, Larry, J.	75,000.00	2.41%
Lawrence & Mary Lou Bianchi Rev Trust	80,000.00	2.57%
Monsher, Mel T., M.D.	12,640.38	0.41%
Monsher, Mel T., M.D.	100,000.00	3.21%
Rifkin, Gregory	53,593.36	1.72%
Rouss, Geoffrey A.	23,500.00	0.75%
Setty, Erez E.	100,000.00	3.21%
Stanley & Lelah Mitchell Irrev. Liv. Trust	20,000.00	0.64%
Swarzman, Judd	25,000.00	0.80%
Terrell, R.B. & Jill, Trustees Terrell Family Living Trust	25,000.00	0.80%
Vincent J Cannella Living Trust	100,000.00	3.21%
Vincent J Cannella Living Trust	100,000.00	3.21%

	$3,117,854.34	100.00%